                                                           OMB APPROVAL
                                                     --------------------------
                                                     OMB NUMBER:  3235-0145
                                                     Expires:  October 31, 1997
                                                     Estimated average burden
                                                     hours per form  14.90
                                                     --------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              ERC Industries, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   268912102
                                (CUSIP Number)

                  Marc H. Folladori, Haynes and Boone, L.L.P.
            1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                (713) 547-2000

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                 March 5, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 268912102                                      PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,318,686

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,318,686

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         7,318,686

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         52.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

Item 1. Security and Issuer.

  Item 1 is hereby amended and restated in its entirety by the following paragraph:

       "This Statement relates to the Common Stock, $0.01 par value (the "Common Stock") of ERC Industries, Inc., a Delaware corporation ("New ERC"). New ERC was formerly known as ERC Subsidiary, Inc. and is a successor by merger to ERC Industries, Inc., a Delaware corporation (referred to herein as "Old ERC"). The address of the principal executive offices of New ERC is 2906 Holmes Road, Houston, Texas 77051. Old ERC and New ERC are sometimes referred to herein generally as the "Company."


  Item 2. Identity and Background.

  Item 2 is hereby amended and restated in its entirety by the following paragraphs:

       "The person filing this statement is John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom (referred to herein as the "Reporting Person"). The address of its principal business and its principal office is John Wood House, Greenwell Road, East Tullos, Aberdeen, Scotland ABI 4AX.

       The Reporting Person is, directly and through its subsidiaries, engaged in the international oil services industry.

       The names, business addresses, and present principal employment of the directors and executive officers of the Reporting Person and the principal business office of the organization in which such employment is conducted are described in Schedule I which is attached hereto and incorporated herein by reference.

       Neither the Reporting Person nor, to the best of its knowledge, any controlling person or person named herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) .

       Neither the Reporting Person nor to the best of its knowledge any controlling person or person named herein has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


  Item 3.  Source and Amount of Funds or Other Consideration.

  Item 3 is hereby amended and restated in its entirety by the following paragraphs:

       "The $4,904,014.50 used to make purchases of the Common Stock as previously reported pursuant to Schedule 13D and the $633,750.00 used to make the purchase reported by this Amendment No. 6 to Schedule 13D came from the Reporting Person's working capital."

                              Page 3 of 18 Pages

  Item 4.   Purposes of the Transaction.

  Item 4 is hereby amended and restated in its entirety by the following paragraphs:

       "GENERAL. The Reporting Person originally acquired 6,538,686 shares of Common Stock in 1992 in order to obtain a significant equity interest in the Company. On March 5, 1996, the Reporting Person acquired an additional 780,000 shares of Common Stock as further described herein. As a result of these acquisitions, the Reporting Person owns approximately 52.8% of the outstanding capital stock of the Company.

       It is presently contemplated that the Reporting Person may, depending on its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). The Reporting Person is continuing to evaluate its investment in the Company, including the feasibility of acquiring all of the capital stock of the Company. Any such acquisition would necessarily involve extraordinary corporate actions with respect to the Company which may involve certain of the actions or occurrences set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, actions to eliminate minority interests in the Company, terminate registration status pursuant to Section 12(g)(4) of the 1934 Act and delist the Common Stock from the Nasdaq Stock Market. Depending upon the circumstances, the Reporting Person might also hold its shares of Common Stock for an extended period of time, or may decide to sell all or part of its investment in the Common Stock. Any such disposition, however, would be subject to a potential restriction on transfer of shares of Common Stock as described below. While the Reporting Person is continuing to evaluate its investment in the Company, no detailed plans or arrangements have been made at this time.

       ORIGINAL PURCHASE AGREEMENT. The Company filed preliminary proxy material in 1992 with the Securities and Exchange Commission concerning the Company's Annual Meeting of Stockholders. At this Annual Meeting, which occurred in April 1993, the Company's stockholders were asked to consider and vote upon, among other things, a proposed merger (the "Merger") of Old ERC with and into its wholly-owned Delaware subsidiary, ERC Subsidiary, Inc. The merger proposal was put forth principally for tax reasons, i.e., with the intention of preserving and maximizing the Company's ability (and ERC Subsidiary, Inc.'s ability after the Merger) to offset taxable income with the Company's net operating loss carry forward. See "Merger Approval" below.

       The Merger was proposed in order to satisfy a condition precedent to the Reporting Person's purchase of 6,538,686 shares of Common Stock pursuant to a Stock Purchase Agreement dated October 15, 1992 (the "Purchase Agreement") entered into among the Company, the Reporting Person (as purchaser), the Company's then-largest stockholder, Quantum Fund, N.V. ("Quantum"), and Warren
  H. Haber, Lawrence N. Pohly and John L. Teager (who, along with Quantum, are collectively referred to herein as the "Sellers"). See Items 5 and 6 below. The Purchase Agreement provided, as a condition to its consummation, that the Certificate of Incorporation of ERC Subsidiary, Inc., the surviving corporation in the Merger, contain certain stock transfer restrictions to preserve the Company's net operating loss carry forward tax benefits.

       CHARTER PROVISIONS. Except for the restrictions on transfer of shares of Common Stock to be imposed by the Certificate of Incorporation and Bylaws of ERC Subsidiary, Inc., the provisions

                              Page 4 of 18 Pages
  of the New ERC charter documents were substantially the same as the charter documents of Old ERC. Although the restrictions on transfer of shares were not sought to be imposed as an anti-takeover device, the effect of including these provisions may be to impede the acquisition of control of the Company, by requiring any person considering an unsolicited tender offer or takeover proposal to first negotiate with the Board of Directors. In addition, the Certificate of Incorporation and Bylaws of the Company contained a number of provisions which may have had the effect of impeding the acquisition of control of the Company by any person. Set forth below are the other principal differences between the Old ERC charter documents and the New ERC charter documents.

  (A)  Preferred Stock

            The Old ERC Certificate of Incorporation authorized the issuance of 875,000 shares of Convertible Preferred Stock, par value $1.00 per share, and set forth the powers, rights, preferences, and limitations of the Convertible Preferred Stock. No shares of the Convertible Preferred Stock were issued by Old ERC. The New ERC Certificate of Incorporation authorizes the issuance of 10,000,000 shares of serial preferred stock, par value $1.00 per share and 30,000,000 shares of common stock $0.01 par value.

       In addition, the New ERC Bylaws empower an executive committee, if one is designated by the Board of Directors, to fix the number of shares or authorize the increase or decrease of the shares of any series of stock of New ERC, if authorized by Board resolution.

   (B) Stockholder Action by Written Consent

       The Old ERC Certificate of Incorporation prohibited action by stockholders by written consent in lieu of a meeting; however, holders of shares of Convertible Preferred Stock, serial preferred stock or other class of preferred stock could act by written consent to exercise the special voting rights, if any, of such shares or series to elect directors as provided in the Company Certificate of Incorporation or in a resolution adopted by the Board of Directors providing for the issuance of such shares.

       The New ERC Certificate of Incorporation and Bylaws do not contain any prohibitions of actions by stockholders by written consent in lieu of a meeting. The New ERC Bylaws contain enabling provisions concerning such written consent procedures.

       Thus, under Delaware law, stockholders of New ERC, unlike the stockholders of the Company, may take any action required or permitted at an annual or special meeting of stockholders without a meeting, without prior notice and without a vote, if a consent (or consents) in writing, setting forth the action so taken, is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In this respect, the Reporting Person could authorize certain transactions or structural changes affecting New ERC, including a removal of its directors, without the necessity of calling and holding a meeting of New ERC stockholders for such purpose. See "Purchase of Quantum Shares" below.

  (C)  Stockholder Proposals

      Stockholder proposals brought before meetings of stockholders, in addition to satisfying certain other conditions, must also be a proper subject for actions by security holders under the New ERC Certificate of Incorporation. This additional condition was not contained in the Old ERC Certificate of Incorporation.

                              Page 5 of 18 Pages

  (D) Removal of Directors

      The Old ERC Certificate of Incorporation provided that, "Subject to the rights of holders of any class or series of preferred stock, a director may be removed, with or without cause, only by (i) the affirmative vote of the holders of at least a majority in voting power of the shares entitled to vote in the election of directors or (ii) the affirmative vote of majority of the Board of Directors constituting at least a majority of the entire board, but only if a majority of the directors acting favorably upon such matter are "Continuing Directors" (as defined therein).

      The New ERC Certificate of Incorporation provides that, subject to the rights of any series of Serial Preferred Stock or other class of preferred stock, a director may be removed, only by: (i) the affirmative vote, with or without cause, of the holders of at least a majority in voting power of the shares entitled to vote in the election of directors or (ii) the affirmative vote, but only for cause, of members of the Board of Directors constituting at least a majority of the entire board, but only if a majority of the directors acting favorably upon such matter are Continuing Directors.

      (E)   Amendments

      The provisions contained in the Old ERC Certificate of Incorporation relating to business combinations could not be amended without the affirmative vote of the holders of two-thirds of the shares entitled to vote in the election of directors; provided, however, that such amendment could be affected by a vote of the holders of a majority of the shares entitled to vote in the election of directors if such amendment is declared advisable by the Board of Directors by the affirmative vote of the majority of the Board of Directors, but only if a majority of the Board members acting favorably upon such matters are Continuing Directors. The New ERC Certificate of Incorporation provides that any amendment to its business combination provisions shall require the affirmative vote of the holders of at least two-thirds of the shares entitled to vote in the election of directors. There is no provision for any Board of Directors determination to lower such required vote to a majority of the voting shares.

      CONSUMMATION OF THE ORIGINAL PURCHASE. The Company issued a press release on December 2, 1992, announcing that it had rejected an unsolicited offer from a third party to acquire all outstanding shares of the Company's common stock for $0.77 per share. In addition, the Reporting Person understands that the announcement indicated that the Company's board of directors, in rejecting the unsolicited offer, determined that the Company was not for sale at the time and that after considering all relevant information, the offer was inadequate.

      On December 4, 1992, the Reporting Person acquired 6,503,686 shares of common stock from the Sellers in accordance with the terms of the Purchase Agreement. The Reporting Person purchased 6,303,686 shares from Quantum, 100,000 shares from Mr. Haber, and 100,000 shares from Mr. Pohly and a charity of Mr. Pohly's. In addition, the Reporting Person had the right under the Purchase Agreement to acquire 35,000 shares from Mr. Teager, which purchase closed on December 18, 1992. The total 6,538,686 shares purchased by the Reporting Person and which the Reporting Person had the right to acquire at the time represented approximately 47.2% of the outstanding shares of Common Stock.

      In addition, (i) the Reporting Person agreed that it would use its best efforts to cause the Company to, and the Company agreed that it would, cause a meeting of its stockholders to be called and held for the purposes of voting on the merger (the "Merger") of Old ERC with and into its wholly-owned subsidiary, ERC Subsidiary, Inc. on substantially the terms and conditions set forth in the Old ERC preliminary proxy material filed in October 1992 with the Securities and Exchange

                              Page 6 of 18 Pages

  Commission, and (ii) the Reporting Person agreed that it would vote its shares of common stock in the same ratio as a majority of the minority shareholders voting on the Merger. Additionally, the Reporting Person agreed to provide the Company the information respecting the Reporting Person's nominees for appointment to the board of directors of the Company required by Section 14(f) of, and Rule 14f-1 under, the Securities Exchange Act of 1934.

      The Company, the Reporting Person and Steven J. Gilbert, Gary S. Gladstein, Warren H. Haber, Gerard E. Manolovici, and Richard H. Rau (the "Indemnitees") further agreed that for a period of five years from December 4, 1992, the Reporting Person would use its best efforts to, and the Company would, maintain in effect one or more directors' and officers' liability policies providing coverage for each of the Indemnitees with respect to acts or omissions occurring on or prior to their dates of resignation on no less favorable terms than the insurance coverage currently maintained by the Company; provided that such coverage was available at commercially reasonable rates, but in any event, such coverage would be provided in an amount not less than that which was obtainable for the premium amounts which the Company then pays. In addition, for the same period, the Reporting Person agreed that it would use its best efforts to cause the Company to, and the Company agreed to, not amend, alter, modify or change the provisions of the Company's Certificate of Incorporation and Bylaws relating to indemnification of directors and officers as in effect on December 4, 1992, unless such amendment provided broader indemnification rights to its then-current and former officers and directors than prior law permitted the Company to provide.

      Additionally, the Purchase Agreement contemplated that the Sellers would use their best efforts to cause the resignations of four current directors of the Company and cause the board of directors of the Company to select four designees of the Reporting Person to fill the vacancies caused by such resignations. Effective as of January 8, 1993, Steven J. Gilbert, Gary S. Gladstein, Gerard E. Manolovici and Warren H. Haber resigned as directors of the Company. The vacancies created by their resignations were filled on that date by the Board of Directors of the Company electing and appointing J. Derek
  P. Jones, Allister G. Langlands, Edwin C. Garrett and C. Nicholas Brown, designees of the Reporting Person, as directors of the Company to serve their unexpired terms. Mr. Langlands became a Class 3 director of the Company to serve the remainder of Mr. Haber's term as director which expires at the next annual meeting of stockholders of the Company. Mr. Brown became a Class 1 director to serve the remainder of Mr. Gilbert's term. Mr. Jones became a Class 2 director to serve the remainder of Mr. Gladstein's term. Mr. Garrett also became a Class 2 director to serve the remainder of Mr. Manolovici's term. Quantum had agreed in the Purchase Agreement to use its best efforts to cause the election of Messrs. Jones, Langlands, Garrett and Brown to fill the vacancies caused by the resignations of Messrs. Gilbert, Gladstein, Manolovici and Haber.

      MERGER APPROVAL. On April 16, 1993, the stockholders of Old ERC, approved the merger (the "Merger") of the Company with and into New ERC, its wholly-owned subsidiary. Pursuant to the Merger, each share of common stock, par value $0.01 per share, of Old ERC was converted into one share of Common Stock of New ERC. As a result of the filing of the Certificate of Ownership and Merger in Delaware, New ERC changed its name to ERC Industries, Inc.

      As a result of the Merger, the Certificate of Incorporation of the Company now contains certain stock transfer restrictions in order to seek to preserve the Company's net operating losses available for carryforward (the "NOL Carryforwards"). The Certificate of Incorporation of the Company provides that no person who, as a result of any attempted transfer of Common Stock of the Company having a fair market value equal to 5% or more of the aggregate fair market value of the outstanding shares of the Company's Common Stock, may acquire shares of the Company's Common Stock (or options, warrants and rights or securities exercisable, convertible or

                              Page 7 of 18 Pages
  exchangeable therefor), unless such person obtains the approval of the Board of Directors of the Company. Any attempted transfer with Board approval (or approval of a duly appointed committee of the Board) will be void and without effect, and the intended transferee will be deemed to have appointed the Company as exclusive agent to sell such shares to a transferee eligible to acquire such shares or otherwise approved by the Board of Directors of the Company (or a committee thereof). All proceeds from the sale of such shares shall be remitted to such appointed transferee. The restriction on transfer will terminate upon the earliest to occur of (i) December 31, 2002, (ii) the date when the existing NOL Carryforwards expire or (iii) the date when the NOL Carryforwards become subject to the limitations of Section 382 of the Code.

      In addition to receiving the requisite vote required under Delaware law, the Merger was also approved by holders of a majority of the shares of Common Stock voting for or against the Merger (and not abstaining), not counting any votes attributable to shares held or controlled by the Reporting Person, Quantum Fund, N.V., and Warren H. Haber, a former director of the Company.

      Effective as of June 11, 1993, C. Nicholas Brown and Edwin C. Garrett resigned as directors of New ERC. The vacancies created by their resignations were filled effective as of that date by the Board of Directors of New ERC electing and appointing George W. Tilley and Raymond A. Johnson as directors to serve their unexpired terms. Mr. Tilley became a Class 1 director to serve the remainder of Mr. Brown's term. Mr. Tilley's current principal occupation is President and Chief Executive Officer of Grant Geophysical Company in Houston, Texas, a geophysical seismic and services company. Formerly, Mr. Tilley had been President and Chief Executive Officer of Halliburton Geophysical Services, a provider of geophysical products and services to the oil and gas industry. Mr. Johnson became a Class 2 director to serve the remainder of Mr. Garrett's term. Mr. Johnson was President of Electric Submersible Pumps, Inc., a manufacturer of electric submersible pumps and related products headquartered in Midland, Texas; Electric Submersible Pumps, Inc. is a company affiliated with the Reporting Person. The term of office of the Class 1 directors expired at New ERC's next annual meeting of stockholders; the term of the Class 2 directors expires at the next succeeding annual meeting; and the terms of the Class 3 directors expires at the next succeeding annual meeting after the election of the Class 2 directors. In June 1995, Mr. Rau resigned his position as President and as a director of the Company; and Wendell Brooks was appointed President of the Company and as a director to fill Mr. Rau's unexpired term. Mr. Johnson resigned as a director in January 1996, and Anthony Howells has been appointed to fill his unexpired term. Mr. Howells is currently a management consultant to oil and gas service companies and from 1966 to 1991 was employed by Dresser Atlas in various management positions.

      The current directors of the Company are J. Derek P. Jones, Allister G. Langlands, George W. Tilley, Wendell Brooks and Anthony Howells. By virtue of four of the directors of New ERC being designees of the Reporting Person, these designees control all decisions made by the Board of Directors, including decisions to sell additional securities, enter into financial arrangements, fill vacancies on the Board of Directors, amend certain of the Bylaws of New ERC, and approve certain transactions, both with the Reporting Person and its affiliates and with third parties. Messrs. Jones, Langlands and Brooks are also officers and/or employees of the Reporting Person (and certain of its subsidiaries or its affiliates), and there can be no assurance that conflicts of interest will not arise.

      PURCHASE OF QUANTUM SHARES. On March 5, 1996, the Reporting Person and Quantum entered into a Letter Agreement (the "Letter Agreement"), a copy of which is attached as Exhibit H hereto, whereby Quantum agreed to sell and the Reporting Person agreed to purchase an aggregate of an additional 780,000 shares of Common Stock in a privately-negotiated transaction. Pursuant to the Letter Agreement, the purchase price for such shares of Common Stock was $0.8125 (13/16) per share (or an aggregate consideration of $633,750). Pursuant to the Company's Certificate of

                              Page 8 of 18 Pages

  Incorporation, the purchase was approved by the board of directors of the Company prior to the execution of the Letter Agreement. The transaction was conducted entirely between the Reporting Person and Quantum, and, except for the Letter Agreement, there was no agreement or other documentation prepared in connection with the transaction. As a result of this sale, the Reporting Person understands that Quantum no longer owns any shares of Common Stock.

      As a result of the purchase of additional shares from Quantum, the Reporting Person currently owns an aggregate of 7,318,686 shares representing approximately 52.8% of the outstanding shares of Common Stock of New ERC. Consequently, the Reporting Person has the power to elect New ERC's Board of Directors and to approve certain actions requiring stockholder approval, including a merger or combination of New ERC (with the Reporting Person or otherwise), a going private transaction, or a sale of all or substantially all of the Company's assets. See "Charter Provisions" above."

  Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety by the following paragraphs:

      "(a), (b)   On December 4, 1992, the Reporting Person acquired 6,503,686 shares of Common Stock from the Sellers in accordance with the terms of the Purchase Agreement. The Reporting Person purchased 6,303,686 shares from Quantum, 100,000 shares from Mr. Haber, 100,000 shares from Mr. Pohly and a charity of Mr. Pohly's and 35,000 shares from Mr. Teager. The total 6,538,686 shares purchased by the Reporting Person pursuant to the Purchase Agreement represented approximately 47.2% of the outstanding shares of Common Stock. Additionally, as a result of that certain Standstill and Voting Agreement dated October 15, 1992 entered into by and among the Reporting Person, Quantum, and the Company, (the "Standstill and Voting Agreement"), and an irrevocable proxy granted to the Reporting Person by Quantum (See Item 6), the Reporting Person had the power to direct the vote of all 7,083,686 shares of common stock of the Company owned by Quantum (i) for the Merger (provided that holders of a majority of the Public Shares present in person or by proxy at the Annual Meeting voted for the Merger proposal) and (ii) for the Reporting Person's designees to the Company's Board of Directors (and against their removal by Company stockholders other than the Reporting Person).

      On March 5, 1996, the Reporting Person and Quantum entered into the Letter Agreement whereby Quantum agreed to sell and the Reporting Person agreed to purchase an aggregate of an additional 780,000 shares of Common Stock in a privately-negotiated transaction. Pursuant to the Letter Agreement, the purchase price for such shares of Common Stock was $0.8125 (13/16) per share (or an aggregate consideration of $633,750). Pursuant to the Company's Certificate of Incorporation, the purchase was approved by the board of directors of the Company prior to the execution of the Letter Agreement. The transaction was conducted entirely between the Reporting Person and Quantum, and, except for the Letter Agreement, there was no agreement or other documentation prepared in connection with the transaction. As a result of the purchase, the Reporting Person currently owns an aggregate of 7,318,686 shares representing approximately 52.8% of the outstanding shares of Common Stock of New ERC. Consequently, the Reporting Person has the power to elect New ERC's Board of Directors and to approve certain actions requiring stockholder approval, including a merger or combination of New ERC (with the Reporting Person or otherwise), a going private transaction, or a sale of all or substantially all of the Company's assets. Additionally, as a result of this purchase, the Standstill and Voting Agreement terminated effective as of March 5, 1996.

                              Page 9 of 18 Pages

      (c) Except as otherwise described herein, neither the Reporting Person nor, to the best of its knowledge, any person whose name is set forth herein has engaged in any transactions with respect to shares of Common Stock during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable."


  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 is hereby amended and restated in its entirety by the following paragraphs:

      "On October 15, 1992, the Sellers, along with the Company, entered into the Purchase Agreement with the Reporting Person whereby the Sellers agreed to sell, and the Reporting Person agreed to purchase, subject to the terms and conditions of the Purchase Agreement, an aggregate of 6,538,686 shares of the Common Stock of the Company (which amount represented approximately 47.16% of the outstanding shares of common stock of the Company as of October 15, 1992) for a purchase price of $.75 per share, or $4,904,014.50 in the aggregate. Under the Purchase Agreement, Quantum agreed to sell to the Reporting Person 6,303,686 shares of Common Stock, and Messrs. Haber, Pohly and Teager agreed to sell 100,000, 100,000, and 35,000 shares, respectively.

      Pursuant to the Standstill and Voting Agreement, Quantum agreed for a period commencing on the date of the Standstill and Voting Agreement and continuing for three years plus ninety days following the consummation of the transactions described in the Purchase Agreement, not to effect any transaction with respect to any of the shares of Common Stock retained by it or any interest therein, without the prior written consent of the Board of Directors of the Company, if the transaction may result in the Company being subject to the limitations on the use of the Company's net operating losses pursuant to Section 382 of the Internal Revenue Code of 1986 (the "Code"). These transactions included, but were not limited to (a) any sale, conveyance, transfer or entering into any agreement to sell or convey any of such retained shares; (b) any grant of any warrants, options, rights, convertible debt instruments or other securities which are exercisable for, convertible into or exchangeable for any or all of such retained shares, or other similar interests or rights in such shares; or (c) any conveyance, transfer or other disposition of its retained shares or any interest in its retained shares in any transaction or series of transactions which would or may be treated as a sale, conveyance, transfer or disposition for purposes of Section 382 of the Code or the regulations promulgated thereunder. See "Item 4 - Consummation of the Original Purchase" above.

      Quantum also agreed that, for a period of four years following consummation of the transactions described in the Purchase Agreement or until such earlier date that Quantum ceases to be the beneficial owner of voting stock of the Company, it would vote its shares of Common Stock for the Reporting Person designees for election or appointment to the Board of Directors.

      The Standstill and Voting Agreement terminated as of March 5, 1996.

      On December 4, 1992, the Reporting Person acquired 6,503,686 shares of Common Stock from the Sellers in accordance with the terms of the Purchase Agreement. The total 6,538,686 shares purchased by the Reporting Person and which the Reporting Person had the right to acquire at the time represented approximately 47.2% of the outstanding shares of Common Stock. See "Item 4 - Consummation of the Original Purchase" and "Merger Approval" above.

                              Page 10 of 18 Pages

      The Company, the Reporting Person and Steven J. Gilbert, Gary S. Gladstein, Warren H. Haber, Gerard E. Manolovici, and Richard H. Rau (the "Indemnitees") further agreed that for a period of five years from December 4, 1992, the Reporting Person would use its best efforts to, and the Company would, maintain in effect one or more directors' and officers' liability policies providing coverage for each of the Indemnitees with respect to acts or omissions occurring on or prior to their dates of resignation on no less favorable terms than the insurance coverage maintained by the Company; provided that such coverage was available at commercially reasonable rates, but in any event, such coverage was provided in an amount not less than that which was obtainable for the premium amounts which the Company paid. In addition, for the same period, the Reporting Person agreed that it would use its best efforts to cause the Company to, and the Company agreed to, not amend, alter, modify or change the provisions of the Company's Certificate of Incorporation and Bylaws relating to indemnification of directors and officers as in effect on December 4, 1992, unless such amendment provided broader indemnification rights to its then-current and former officers and directors than prior law permitted the Company to provide.

      Additionally, the Purchase Agreement contemplated that the Sellers would use their best efforts to cause the resignations of four current directors of the Company and cause the board of directors of the Company to select four designees of the Reporting Person to fill the vacancies caused by such resignations. See "Item 4 - Consummation of the Original Purchase" above.

      J. Derek P. Jones, a director of the Reporting Person (who was elected as a director of the Company in order to fill the vacancy created by the resignation of Gary S. Gladstein effective as of January 8, 1993), was also appointed as a proxy to vote the shares held by Quantum under the terms of the irrevocable proxy dated October 15, 1992 granted by Quantum to the Reporting Person.

      As a result of the Merger, the Certificate of Incorporation of the Company contains certain stock transfer restrictions in order to seek to preserve the Company's net operating losses available for carryforward (the "NOL Carryforwards"). The Certificate of Incorporation of the Company provides that no person who, as a result of any attempted transfer of Common Stock of the Company having a fair market value equal to 5% or more of the aggregate fair market value of the outstanding shares of the Company's Common Stock, may acquire shares of the Company's Common Stock (or options, warrants and rights or securities exercisable, convertible or exchangeable therefor), unless such person obtains the approval of the Board of Directors of the Company. Any attempted transfer with Board approval (or approval of a duly appointed committee of the Board) will be void and without effect, and the intended transferee will be deemed to have appointed the Company as exclusive agent to sell such shares to a transferee eligible to acquire such shares or otherwise approved by the Board of Directors of New ERC (or a committee thereof). All proceeds from the sale of such shares shall be remitted to such appointed transferee. The restriction on transfer will terminate upon the earliest to occur of (i) December 31, 2002, (ii) the date when the existing NOL Carryforwards expire or (iii) the date when the NOL Carryforwards become subject to the limitations of Section 382 of the Code.


      On March 5, 1996, the Reporting Person and Quantum entered into the Letter Agreement whereby Quantum agreed to sell and the Reporting Person agreed to purchase an aggregate of 780,000 additional shares of Common Stock (which represented approximately 5.6% of the Common Stock as of December 31, 1995) in a privately-negotiated transaction. Pursuant to the Letter Agreement, the purchase price for such shares of Common Stock was $0.8125 (13/16) per share (or an aggregate consideration of $633,760). The transaction was conducted entirely between the Reporting Person and Quantum, and, except for the Letter Agreement, there was no agreement

                              Page 11 of 18 Pages
  or other documentation prepared in connection with the transaction. The transaction was approved by the Company's board of directors prior to the execution of the Letter Agreement.

      As a result of the purchase of additional shares from Quantum, the Reporting Person currently owns an aggregate of 7,318,686 shares representing approximately 52.8% of the outstanding shares of Common Stock of New ERC. Consequently, the Reporting Person has the power to elect New ERC's Board of Directors and to approve certain actions requiring stockholder approval, including a merger or combination of New ERC (with the Reporting Person or otherwise), a going private transaction, or a sale of all or substantially all of the Company's assets."


  Item 7.  Material to be Filed as Exhibits.

  Item 7 is hereby amended and restated in its entirety by the following paragraphs:

  *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

  *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

  *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

  *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

  *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

  *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

  *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

 **H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.
  __________________
      *     Previously filed.
      **    Filed herewith.

                              Page 12 of 18 Pages

                                   SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.


      Date: March 5, 1996.


                                 JOHN WOOD GROUP PLC



                                 By:   /s/ J. DEREK P. JONES
                                      ---------------------------
                                      Name:  J. Derek P. Jones
                                      Title: Director





                              Page 13 of 18 Pages

                                 EXHIBIT INDEX


  *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

  *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

  *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

  *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

  *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

  *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

  *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

 **H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.
  __________________
       * Previously filed.
      ** Filed herewith.

                              Page 14 of 18 Pages

                                                                      SCHEDULE I
                                                                          PAGE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              JOHN WOOD GROUP PLC


NAME AND CAPACITY WITH
JOHN WOOD GROUP PLC

Ian C. Wood C.B.E., LL.D.
Chairman and Managing Director



Edward C. Garrett
Vice Chairman and Director



William H. Carr
Director



William Edgar
Director



Allister G. Langlands
Director and Group Financial
   Director



BUSINESS ADDRESS

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX


John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
AB1 4AX

                              Page 15 of 18 Pages

                                                                      SCHEDULE I
                                                                          PAGE 2

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              JOHN WOOD GROUP PLC


NAME AND CAPACITY WITH
JOHN WOOD GROUP PLC

Tom Motherwell
Director



J. Derek Prichard-Jones
Director


J. Ramsay Spence O.B.E.
Director



Ewan Brown
Director



C. Nicholas Brown
Group Company Secretary


BUSINESS ADDRESS

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood Group USA, Inc.
16920 Park Row
Houston, Texas 77084

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

John Wood House
Greenwell Road
East Tullos
Aberdeen, Scotland
ABI 4AX

                              Page 16 of 18 Pages

                                                                      SCHEDULE I
                                                                          PAGE 3


  Ian C. Wood C.B.E., LL.P.

  Mr. Wood's principal occupation is Chairman and Managing Director of John Wood Group PLC. Mr. Wood is also chairman and Managing Director of J.W. Holdings Ltd.


  Edwin C. Garrett.

  Mr. Garrett's principal occupation is Vice Chairman of John Wood Group PLC and Managing Director of J.W. Holdings Ltd.


  William H. Carr.

  Mr. Carr's principal occupation is serving as Managing Director of Wood Group's Fire and Safety activities.


  William Edgar.

  Mr. Edgar's principal occupation is serving as Managing Director of Wood Group's Engineering and Logistics activities.


  Allister G. Langlands.

  Mr. Langlands' principal occupation is Group Financial Director of John Wood Group PLC.


  Tom Motherwell.

  Mr. Motherwell's principal occupation is serving as Managing Director of Wood Group's Gas Turbine activities.

                              Page 17 of 18 Pages

                                                                      SCHEDULE I
                                                                          PAGE 4

  J. Derek Prichard-Jones.

  Mr. Jones' principal occupation is serving as director of John Wood Group PLC and as President of Wood Group USA, Inc., an indirect wholly-owned subsidiary of John Wood Group PLC located in Houston, Texas performing administrative services for John Wood Group PLC's U.S. operations. Mr. Jones also serves in various other capacities for other subsidiaries and affiliates of John Wood Group PLC, and in his capacity as Managing Director of the Group's Drilling and Production Services Division.


  J. Ramsay Spence O.B.E.

  Mr. Spence's principal occupation is serving as Group Director responsible for Safety, Environment and Quality.


  Ewan Brown.

  Mr. Brown's principal occupation is serving as Director of Noble Grossart Ltd., a merchant bank operating in Edinburgh.


  C. Nicholas Brown.

  Mr. Brown's principal occupation is Group Company Secretary of John Wood Group PLC, and serving as secretary of John Wood Group PLC's United Kingdom-based subsidiary companies, having principal responsibility for the group's legal, contractual and company secretarial matters.

                              Page 18 of 18 Pages